Exhibit 21.1

Subsidiaries of Brookfield Asset Management Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Brookfield Property Partners L.P.	Bermuda
Brookfield Renewable Partners L.P.	Bermuda
Brookfield Infrastructure Partners L.P.	Bermuda
Brookfield Business Partners L.P.	Bermuda